United States
Securities and Exchange Commission
Washington, D.C.  20549

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  December 11, 2003

Hercules Incorporated
(Exact name of registrant as specified in its charter)

| Delaware | 001-00496 | 51-0023450 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Item 5.   Other Events and Regulations FD Disclosure

        On December 11, 2003, Hercules Incorporated ("Hercules") issued a press release, which is attached as an exhibit to this Form 8-K, announcing that Craig A. Rogerson has been named President and Chief Executive Officer by the Board of Directors effective immediately.  Mr. Rogerson, 47, has been acting President and Chief Operating Officer since October.


Item 7.   Financial Statements and Exhibits

        (c)      Exhibits.

        99.1     Press Release of Hercules Incorporated dated December 11, 2003.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

December 11, 2003                                        By:        **HERCULES INCORPORATED**


/s/ Fred G. Aanonsen
Fred G. Aanonsen
Vice President and Controller

## EXHIBIT INDEX

Number      Exhibit

99.1        Press Release of Hercules Incorporated dated December 11, 2003